Exhibit 12.1
Allegion plc
RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings from continuing operations
before income taxes	$187.4	$140.5	$209.5	267.4	$223.4	$366.7	$362.2
Fixed charges	38.4	28.1	63.6	60.1	22.0	13.3	9.0
Total earnings	$225.8	$168.6	$273.1	$327.5	$245.4	$380.0	$371.2
Fixed charges:
Interest expense*	$32.8	$22.9	$52.9	$49.3	$10.2	$1.5	$1.4
Rentals (one-third of rentals)	5.6	5.2	10.7	10.8	11.8	11.8	7.6
Total fixed charges	$38.4	$28.1	$63.6	$60.1	$22.0	$13.3	$9.0
Ratio of earnings to fixed charges	5.9	6.0	4.3	5.4	11.2	28.6	41.2

* Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits, which is reported as income tax expense.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes plus (2) fixed charges. Fixed charges consist of (a) interest on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.